AMERICAN ATTORNEYS
美國海陸國際律師事務所

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242


02042602

July 10, 2002

SEC FILE NO. 82-3950

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Legend Group Limited
(Formerly known as Legend Holdings Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

dlw 7/16

Ladies and Gentlemen:

On behalf of Legend Group Limited (the "Company"), SEC File No. 82-3950, the enclosed documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement in relation to the connected transactions, dated June 19, 2002, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economic Journal, both on June 20, 2002;



聯想集團有限公司

LEGEND GROUP LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

CONNECTED TRANSACTIONS

The Directors of the Company announce that on 19 June 2002, Legend Beijing, a wholly-owned subsidiary of the Company, entered into an agreement with Xoceco whereby Legend Beijing has agreed to acquire from Xoceco 16% of the equity interest in JV for a consideration of RMB24 million (equivalent to HK$22,680,000) and to invest RMB37.5 million (equivalent to HK$35,437,500) as capital in JV (together the "Acquisition"). After completion of the Acquisition, JV will be owned as to 80.8% and 19.2% by Legend Beijing and Xoceco respectively.

On 19 June 2002, JV entered into a Tenancy Agreement with Xoceco.

The Directors expect that JV will purchase certain raw material and semi-finished products from Xoceco Group for the manufacture of handsets in the PRC (the "Purchases"). Such transactions will be on-going connected transactions.

Xoceco is a substantial shareholder of the JV. Therefore, the Acquisition, the Tenancy Agreement and the Purchases constitute connected transactions for the Company under the Listing Rules. As the consideration of each of these transactions represents less than 3% of the consolidated net tangible assets of the Company as disclosed in its latest published audited accounts, these transactions fall within Rule 14.25(1) of the Listing Rules and no Shareholders' approval is required for them. Details of such transactions will be included in the next published annual report and accounts of the Company.

The Company will make an application to the Stock Exchange for a waiver from strict compliance with the press announcement requirement as stipulated under Rule 14.25(1) of the Listing Rules in respect of the Purchases whenever they arise.

DETAILS OF THE ACQUISITION

Date : 19 June 2002

Parties : Legend Beijing and Xoceco

Interest to be acquired and consideration

(1) Legend Beijing will acquire from Xoceco 16% of the equity interest in JV at a consideration of RMB24 million (equivalent to HK$22,680,000) (before such acquisition, Legend Beijing is directly interested in 60% of the equity interest in JV); and

(2) Legend Beijing will invest RMB37.5 million (equivalent to HK$35,437,500) in JV, representing 4.8% of the enlarged registered capital of the JV. Thereafter, the total registered capital of JV will be RMB187.5 million.

Upon completion, Legend Beijing and Xoceco will be directly interested in 80.8% and 19.2% of the equity interest in JV respectively.

Information on JV and basis for determining consideration

The JV is principally engaged in the manufacture and sale of mobile handsets in the PRC. It was incorporated in the PRC on 4 April 2002 with a registered capital of RMB150 million, which is currently owned as to 60% by Legend Beijing and 40% by Xoceco. The registered capital was fully paid up and certified by certified public accountants registered in the PRC. The consideration for the Acquisition has been arrived at after arm's length negotiation between the parties based on the face value of the registered capital of the JV.

The total consideration payable by Legend Beijing is RMB61.5 million (equivalent to HK$58,117,500) in cash. It will be financed by internal resources.

Reasons for the Acquisition

The Group is principally engaged in the sale and manufacture of Legend brand personal computers and handheld devices, the provision of IT services and Internet services, and contract manufacturing business (OEM).

It is a term of the joint venture agreement that within 3 months after the establishment of JV, Legend Beijing, in its sole discretion, may require Xoceco to transfer certain equity interest in JV and also acquire additional equity interest in JV. The acquisition is conditional upon, inter alia, Legend Beijing being satisfied with the business, assets and financial position of JV and stability of its key management team.

Expansion into the mobile handset market in the PRC is the Company's major strategic goal. The Directors (including independent non-executive Directors) consider that the Acquisition is in line with the Group's strategy. The Directors also believe that market potential of mobile handset in China is huge and the business of JV possesses high growth potential.

DETAILS OF THE TENANCY AGREEMENT

Date : 19 June 2002

Parties : Xoceco, as the landlord
JV, as the tenant

Premises : certain portions, with an aggregate gross floor area of about 7,688.78 square meters, which is located at 1/F, 2/F & 4/F of Block A and 2/F & 4/F of Block C, Xiamen Overseas Chinese Electronic Science Park, Huoju High Technology Development Zone, Xiamen, the PRC

Rental : monthly rent of RMB101,091.66 (equivalent to HK$95,531.62) and monthly management fee of RMB1.00 (equivalent to HK$0.945) per square meter (exclusive of other outgoing expenses)

Term : 6 April 2002 to 5 April 2007

The JV currently occupies the premises as factory and office. From the inception of the tenancy, the annualized amount of rental arising from the then monthly rental paid by the JV to Xoceco is less than HK$1 million which is exempted from disclosure pursuant to Rule 14.24(5) of the Listing Rules. The monthly rental and the gross floor area are fixed on 19 June 2002. The formal Tenancy Agreement is finalised and signed after the commencement of the lease term. The rental is determined with reference to the prevailing market rents.

PURCHASES

Pursuant to the joint venture agreement in respect of JV, Xoceco made its capital contribution by injection of assets like mobile handset production facilities, raw materials and finished products with the balance paid in cash. The Directors expect that during a period of two years from the setting up of JV, JV will in its ordinary and usual course of business make purchases from Xoceco Group such as raw material, semi-finished product, mould and module for production and business operation of mobile handsets to assure adequate supply of comparable electronic components and other materials for assembly of handsets.

The estimated amount of such purchases payable to Xoceco Group for each of the two years, basing on the anticipated production capacity of the JV and the assets list supplied by Xoceco which could be purchased from Xoceco Group, will not exceed RMB38 million (equivalent to HK$35,910,000) which represents about 1% of the consolidated net tangible assets of the Company. The purchase prices will be determined by reference to market value after arm's length negotiation.

Xoceco Group is principally engaged in the manufacture and sale of colour TVs, computers, monitors and fax machines and electronic products export in the PRC.

Waiver Application

In view of the ongoing nature of the Purchases, the Company will make an application to the Stock Exchange for a waiver from strict compliance with the press announcement requirement under Rule 14.25(1) of the Listing Rules in respect of the Purchases on conditions that:

(i) the Purchases are:
   a. entered into the ordinary and usual course of the business of the Group;
   b. conducted either on normal commercial terms or on terms no less favourable than terms available to (or from, as appropriate) independent third parties;
   c. on terms that are fair and reasonable so far as the Shareholders are concerned;

(ii) the aggregate amount of the Purchases will not exceed RMB38 million;

(iii) details of the transactions will be disclosed in the Company's annual report as set out in Rule 14.25(1)(A) to (D) of the Listing Rules for the relevant financial year of the Company;

(iv) the independent non-executive Directors will review annually and confirm in the Company's annual report of the relevant financial year that the Purchases have been conducted in the manner as stated in (i) and (ii) above;

(v) the auditors of the Company shall review annually the transactions and provide a letter to the board of Directors stating that:
   a. the Purchases have received approval of the board of Directors;
   b. the Purchases are on normal commercial terms or on terms no less favourable than terms available to (or from, as appropriate) independent third parties;
   c. the Purchases have not exceeded the cap referred to in (ii) above;

where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the auditors' letter, the Directors shall contact the Stock Exchange immediately.

CONNECTED TRANSACTIONS

Xoceco is a substantial shareholder of the JV. Therefore, the transactions contemplated under the above agreements and the Purchases constitute connected transactions for the Company under the Listing Rules.

The terms of the Acquisition and the Tenancy Agreement have been, and the Purchases will be, negotiated among the relevant parties on an arm's length basis. The Directors (including the independent non-executive Directors) consider that these agreements, the consideration and the terms thereof are on normal commercial terms, fair and reasonable and in the interests of the Shareholders.

As the consideration of each of the Acquisition, the Tenancy Agreement and the Purchases represents less than 3% of the consolidated net tangible assets of the Company as disclosed in its latest published audited accounts, these transactions fall within Rule 14.25(1) of the Listing Rules and no Shareholders' approval is required for them. Details of these transactions will be included in the next published annual report and accounts of the Company.

TERMS USED IN THIS ANNOUNCEMENT

"Company"	Legend Group Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Director(s)"	director(s) of the Company
"Group"	the Company together with its subsidiaries
"HK$"	Hong Kong Dollar, the lawful currency of the Hong Kong Special Administrative Region of the PRC
"JV"	Legend Xoceco (Xiamen) Mobile Communication Technology Co., Ltd. (聯想廈華(廈門)移動通信科技有限公司), a company incorporated in the PRC
"Legend Beijing"	Legend (Beijing) Limited, a limited company incorporated in the PRC and is a wholly-owned subsidiary of the Company
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Shareholder(s)"	the holder(s) of the shares of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Xoceco"	Xiamen Overseas Chinese Electronic Co., Ltd. (廈門華僑電子股份有限公司), a company incorporated in the PRC
"Xoceco Group"	Xoceco and/or its associates (as defined in the Listing Rules)

* *Exchange rate used herein is RMB1=HK$0.945.*

By order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 19 June 2002



聯想集團有限公司
LEGEND GROUP LIMITED

（根據公司條例於香港註冊成立）

關連交易

本公司董事宣佈，本公司全資附屬公司北京聯想與廈華電子於二零零二年六月十九日訂立一項協議，據此，北京聯想同意以代價人民幣24,000,000元（相等於22,680,000港元）收購廈華電子於合營公司之16%股本權益，並投資人民幣37,500,000元（相等於35,437,500港元）作為合營公司之股本權益（統稱「收購事項」）。收購事項完成後，合營公司將由北京聯想及廈華電子分別擁有80.8%及19.2%。

於二零零二年六月十九日，合營公司與廈華電子訂立租賃協議。

董事預期合營公司將向廈華電子集團採購若干原料及半製成品，以供在中國生產移動電話（「採購」）。該等交易將屬持續關連交易。

廈華電子為合營公司之主要股東，因此，根據上市規則，收購事項、租賃協議及採購構成本公司之關連交易。鑒於每項上述交易之代價不足本公司綜合有形資產淨值（見其最近刊發之經審核賬目所披露）之3%，故此等交易符合上市規則第14.25(1)條之規定，毋須獲得股東批准。上述交易之詳情將載入本公司下一份刊發之年報及賬目內。

本公司將向聯交所申請豁免就今後進行上述採購時嚴格遵守根據上市規則第14.25(1)條就採購刊登報章公報之規定。

收購事項詳情

日期　：　二零零二年六月十九日

訂約雙方　：　北京聯想及廈華電子

將予收購之權益及代價

(1) 北京聯想將以代價人民幣24,000,000元（相等於22,680,000港元）收購廈華電子於合營公司之16%股本權益（於收購前，北京聯想直接擁有合營公司60%股本權益）；及

(2) 北京聯想將向合營公司投資人民幣37,500,000元（相等於35,437,500港元），佔擴大後註冊資本之4.8%。其後，合營公司之註冊資本總額將為人民幣187,500,000元。

完成後，北京聯想及廈華電子將分別直接擁有合營公司80.8%及19.2%權益。

有關合營公司之資料及釐定代價之基準

合營公司主要在中國從事製造及銷售移動電話。該公司於二零零二年四月四日在中國註冊成立，註冊資本為人民幣150,000,000元，目前由北京聯想及廈華電子分別擁有60%及40%權益。註冊資本已全數繳足及經中國註冊的執業會計師事務所核實。收購事項之代價乃由訂約雙方按公平原則磋商，並以合營公司之註冊資本面值為基準釐定。

北京聯想應付之總代價為現金人民幣61,500,000元（相等於58,117,500港元），將以內部資源撥付。

進行收購事項之理由

本集團主要從事銷售及製造聯想品牌個人電腦及手持設備、提供資訊科技服務及信息運營服務，以及合同製造業務。

合營協議之條款訂明，於成立合營公司後三個月內，北京聯想可全權酌情要求廈華電子轉讓於合營公司之若干股本權益，以及增購合營公司之股本權益。此等收購須待（其中包括）北京聯想信納合營公司之業務、資產及財政狀況，以及主要管理層隊伍之穩定性後，方可作實。

進軍中國移動電話市場乃本公司之主要策略目標。董事（包括獨立非執行董事）認為收購事項符合本集團之策略。董事亦相信中國之移動電話市場潛力龐大，故合營公司之業務具備高增長潛力。

租賃協議詳情

日期　：　二零零二年六月十九日

訂約雙方　：　廈華電子，作為業主；合營公司，作為租戶

物業　：　中國廈門湖里區火炬高科技產業開發區廈華電子工業城A座1樓、2樓及4樓，以及C座2樓及4樓之若干部份，總建築面積約為7,688.78平方米

租金　：　每月租金人民幣101,091.66元（相等於95,531.62港元）及每月管理費每平方米人民幣1.00元（相等於0.945港元）（不包括其他雜費）

租期　：　二零零二年四月六日至二零零七年四月五日

合營公司現將物業作廠房及辦公室之用。在租約開始時，合營公司支付予廈華電子當時之月租所產生之全年租金少於1,000,000港元，根據上市規則第14.24(5)條，這全年租金已獲豁免予以披露。每月租金及建築面積已於二零零二年六月十九日釐訂。正式之租賃協議於租期開始後才落實簽訂。租金乃參考現行市場租金釐訂。

採購

根據涉及合營公司之合營協議，廈華電子需注入移動電話生產設施、原料及製成品等資產及餘款以現金支付方式作出注資。董事預期，於合營公司成立起計兩年期間內，合營公司將於日常及一般業務範圍內向廈華電子集團進行採購，例如原料、半製成品、模具及模塊，用作移動電話生產及業務運營，以保證就電話組件供應足夠之適用電子零件及其他原料。

根據合營公司預期的生產量以及廈華電子所提供可能從廈華電子集團購買之資產之清單計算，於該兩年度各年應付予廈華電子集團之上述採購估計金額，將不會超過人民幣38,000,000元（相等於35,910,000港元），即本公司綜合有形資產淨值約1%。採購價將根據市值按公平原則磋商而釐定。

廈華電子集團主要從事製造及銷售彩色電視、電腦、監示器及傳真機，以及於中國從事電子產品出口業務。

豁免申請

鑑於採購事項之持續性質，本公司將向聯交所申請豁免就在下列條件下進行上述採購時嚴格遵守根據上市規則第14.25(1)條就採購刊登報章公報之規定：

(i) 採購乃：

a. 在本集團日常及一般商業過程中訂立；

b. 按一般商業條款或按不較給予獨立第三者之條款（或獲授自（如適用））遜色之條款而進行；

c. 對股東而言為公平合理之條款；

(ii) 採購之總金額將不超過人民幣38,000,000元；

(iii) 交易之詳情將根據上市規則第14.25(1)(A)至(D)條於本公司有關財政年度之年報中披露；

(iv) 獨立非執行董事將每年審批並於本公司有關財政年度之年報中確認採購已按上文(i)及(ii)項所述之方式進行；

(v) 本公司之核數師將每年審核交易及向董事會發出函件，表示：

a. 採購已獲董事會批准；

b. 採購乃按一般商業條款或不較給予獨立第三者之條款（或獲授自（如適用））遜色之條款而進行；

c. 採購將不會超過上文第(ii)項之上限；

惟倘核數師因任何原因而拒絕接納協定或未能提供核數師函件時，董事須隨即通知聯交所。

關連交易

廈華電子為合營公司之主要股東。因此，根據上市規則，上述協議及採購項下擬進行之交易構成本公司之關連交易。

收購事項及租賃協議之條款經已而採購之條款則將會由有關訂約雙方按公平原則磋商釐訂。董事（包括獨立非執行董事）認為此等協議、其代價及條款乃按一般商業條款訂立，屬公平合理並符合股東之利益。

由於收購事項、租賃協議以及採購之代價不足本公司綜合有形資產淨值（見其最近刊發之經審核賬目所披露）之3%，故此等交易符合上市規則第14.25(1)條之規定，毋須獲得股東批准。該等交易之詳情將載於本公司下一份刊發之年報及賬目內。

本公佈所用之詞彙

「本公司」	指	聯想集團有限公司，一間於香港註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，中國香港特別行政區之法定貨幣
「合營公司」	指	聯想廈華（廈門）移動通信科技有限公司，一間於中國註冊成立之公司
「北京聯想」	指	聯想（北京）有限公司，一間於中國註冊成立之有限公司，為本公司之全資附屬公司
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國
「人民幣」	指	人民幣，中國法定貨幣
「股東」	指	本公司股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「廈華電子」	指	廈門華僑電子股份有限公司，一間於中國註冊成立之公司
「廈華電子集團」	指	廈華電子及／或其聯繫人士（定義見上市規則）

* *在本公佈內，所用匯率為人民幣1元兌0.945港元。*

承董事會命
主席
柳傳志

香港，二零零二年六月十九日

想集團有限公司

;END GROUP LIMITED

:d in Hong Kong under the Companies Ordinance)

,TS ANNOUNCEMENT

ns that assets may be impaired, and if there are mount of the assets is to be determined. Any d are charged to the profit and loss account.

Interpretation 13, assessments of impairment of viously eliminated against reserves which will ion of SSAP 30. Any impairment loss identified minated against reserves is to be recognised as ount.

ient of the fair value of its assets, including the ly been charged to reserves. The Group has ly reported net profit for the year ended 31st timately HK$166 million for the impairment of of an associated company.

1, the profit attributable to shareholders before 2(b) and 2(c) above amounted to approximately

ion

phical segments

	Asia Pacific (excluding PRC) 2002 HK$'000	North America 2002 HK$'000	Europe 2002 HK$'000	Total 2002 HK$'000
	282,283	104,872	763,640	20,853,254
	30,500	17,833	44,873	865,890
	-	-	-	164,240
				67,360
				(11,785)
				1,085,705
	-	-	-	8,468
	-	-	-	(12,979)
				1,081,194
				(23,092)
				1,058,102
				(13,202)
				1,044,900

	Asia Pacific (excluding PRC) 2001 Restated (Note 2) HK$'000	North America 2001 Restated (Note 2) HK$'000	Europe 2001 Restated (Note 2) HK$'000	Total 2001 Restated (Note 2) HK$'000
	396,827	245,236	704,592	27,219,212
	24,145	36,442	16,839	847,341
	-	-	-	(1,338)
	-	-	-	(580,877)
	-	-	-	(165,640)
				103,214
				(33,516)
				169,184
	-	-	-	(6,628)
				162,556

(c) Overseas taxation represents tax charges on the assessable profits of subsidiaries operating overseas including PRC, calculated at rates applicable in the respective jurisdictions.

(d) Pursuant to various approval documents issued by the PRC tax authority, certain PRC subsidiaries of the Group are entitled to preferential PRC income tax treatments. Legend (Beijing) Limited is entitled to preferential PRC income tax rate of 7.5% for the three years ending 31st December, 2003 (three years ended 31st December, 2000: nil) while other major PRC subsidiaries of the Group in Shenzhen, Beijing and Huiyang are exempted from PRC income tax for two to three years commencing 1st January, 2001 and a 50% PRC income tax reduction for the following three years.

6. **Dividend**

	2002 HK$'000	2001 Restated (Note 2) HK$'000
Special interim dividend in respect of the Spin-off of DCHL	-	808,538
Interim dividend		
– 1.5 HK cents (2001: 1.1 HK cents) per share	112,846	82,942
Proposed final dividend		
– 3.6 HK cents (2001: 2.4 HK cents) per share	271,051	181,732
	383,897	1,073,212

7. **Earnings per share**

The calculation of basic and diluted earnings per share is based on the following data:

	2002	2001 Restated (Note 2)
Earnings for the purposes of basic and diluted earnings per share	HK$1,044,900,000	HK$113,514,000
Weighted average number of shares for the purposes of basic earnings per share	7,539,152,694	7,459,949,492
Effect of dilutive potential shares	36,580,910	56,414,971
Weighted average number of shares for the purposes of diluted earnings per share	7,575,733,604	7,516,364,463

8. **Transfer to reserve**

	2002 HK$'000	2001 HK$'000
Transfer to share redemption reserve	1,806	-

PROPOSED FINAL DIVIDEND

The Directors recommend a final dividend of 3.6 HK cents per share for the year ended 31st March, 2002 to the shareholders whose names appear on the Register of Members of the Company on 9th July, 2002. Subject to the shareholders' approval at the forthcoming annual general meeting, the final dividend will be paid on or before 20th August, 2002.

BUSINESS REVIEW

Despite the global IT market slowdown in the past year, the Group still managed to sustain healthy growth and build a solid foundation for its service transformation, technological innovation, the development of new businesses, etc. Overall, Legend accomplished its customer-oriented transformation, and shifted its role from that of a pure hardware company into an enterprise providing a comprehensive range of services.

Corporate IT Business

- Legend's corporate IT business sales still managed growth of 13.6%, and gross margins and operating profits also improved.
- In August last year, the Group rolled out a new corporate computer product series, "Kaitian", "Qitian" and "Yangtian".
- In the past year, the Group rolled out a notebook computer that utilises wireless network technology. Legend also launched the first notebook computer equipped with an Intel Pentium 4-M chip in China.
- For the October to December 2001 quarter, Legend's servers ranked, for the first

South China Morning Post

02 JUL 16 AM 12: 36



联想 LEGEND

聯想集

LEGENL

(Incorporated in Hong Kong

2001/02 ANNUAL RESULTS ANN

FINANCIAL HIGHLIGHTS (PROFORMA)

- Turnover increased by 3% to HK$19,267 million
- Profit attributable to shareholders is HK$1,026 million
- Basic earnings per share is 13.61 HK cents
- Fully diluted earnings per share is 13.55 HK cents
- Proposal final dividend is 3.6 HK cents per share

AUDITED CONSOLIDATED RESULTS

The board of directors (the "Directors") of Legend Group Limited (the "Company") is pleased to announce that the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March, 2002, together with the comparative figures for the previous year, are as follows:

Consolidated profit and loss account

		Actual		Proforma (Note 1)	
		2002	2001 Restated (Note 2)	2002	2001 Restated (Note 2)
		(audited)	(audited)	(unaudited)	(unaudited)
	Note	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	3	20,853,254	27,219,212	19,267,384	18,665,139
Earnings before interest, taxation and depreciation expenses		1,008,938	970,700	972,580	739,820
Depreciation expenses		(143,048)	(123,359)	(137,980)	(104,964)
Amortisation of goodwill		–	(580,877)	–	(580,877)
Impairment loss of goodwill		–	(165,640)	–	(165,640)
Interest income		67,360	103,214	66,664	139,767
Gains/(losses) on disposal of subsidiaries, associated companies and investment securities		164,240	(1,338)	164,240	(1,338)
Profit from operations	4	1,097,490	202,700	1,065,504	26,768
Finance costs		(11,785)	(33,516)	(1,676)	(18,247)
		1,085,705	169,184	1,063,828	8,521
Share of profits of jointly controlled entities		8,468	–	8,468	–
Share of losses of associated companies		(12,979)	(6,628)	(12,979)	(6,628)
Profit before taxation		1,081,194	162,556	1,059,317	1,893
Taxation	5	(23,092)	(19,156)	(23,092)	(19,156)
Profit/(loss) after taxation		1,058,102	143,400	1,036,225	(17,263)
Minority interests		(13,202)	(29,886)	(9,768)	(10,944)
Profit/(loss) attributable to shareholders		1,044,900	113,514	1,026,457	(28,207)
Dividends	6	383,897	1,073,212	383,897	264,674
Earnings/(losses) per share	7				
– Basic		13.86 cents	1.52 cents	13.61 cents	(0.38) cents
– Fully diluted		13.79 cents	1.51 cents	13.55 cents	(0.38) cents

Notes:

1. **Basis of preparation**

   As the spin-off of Digital China Holdings Limited and its subsidiaries (collectively known as "DCHL") from the Group ("the Spin-off") was substantial to the operating results of the Group, the Directors have prepared unaudited proforma consolidated results of the Group for the corresponding period as if the Spin-off has been completed as at 31st March, 2000. The unaudited proforma consolidated results are prepared on a combined basis as if the

date whether there are any indications that assets m such indications, the recoverable amount of the a resulting impairment losses identified are charged to

In accordance with the provisions of Interpretation 1 goodwill also apply to goodwill previously elimina not be reinstated at the time of adoption of SSAP 30 in respect of goodwill previously eliminated agains an expense in the profit and loss account.

The Group has performed an assessment of the fair related goodwill that had previously been charg retrospectively restated its previously reported ne March, 2001 by a decrease of approximately HK$1 goodwill arising from the acquisition of an associate

(d) For the year ended 31st March, 2001, the profit att any restatement as a result of Notes 2(b) and 2(c) al HK$860 million.

3. **Turnover, revenue and segment information**

3A. **Primary reporting format – geographical segmen**

	People's Republic of China ("PRC") 2002 HK$'000	Asia Pacific (excluding PRC) 2002 HK$'000
Profit and loss account		
Turnover	19,702,459	282,263
Segment operating results	772,684	30,500
Gains on disposal of subsidiaries, associated companies and investment securities	164,240	–
Finance income		
Finance cost		
Contribution to operating profit		
Share of profits of jointly controlled entities	8,468	–
Share of losses of associated companies	(12,979)	–
Profit before taxation		
Taxation		
Profit after taxation		
Minority interests		
Profit attributable to shareholders		

	PRC 2001 Restated (Note 2) HK$'000	Asia Pacific (excluding PRC) 2001 Restated (Note 2) HK$'000
Profit and loss account		
Turnover	25,872,557	396,827
Segment operating results	769,915	24,145
Losses on disposal of subsidiaries	(1,338)	–
Amortization of goodwill	(580,877)	–
Impairment loss of goodwill	(165,640)	–
Finance income		
Finance cost		
Contribution to operating profit		
Share of losses of associated companies	(6,628)	–
Profit before taxation		

– Fully diluted	13.79 cents	1.51 cents	13.55 cents	(0.38) cents

Notes:

1. **Basis of preparation**

As the spin-off of Digital China Holdings Limited and its subsidiaries (collectively known as "DCHL") from the Group ("the Spin-off") was substantial to the operating results of the Group, the Directors have prepared unaudited proforma consolidated results of the Group for the corresponding period as if the Spin-off has been completed as at 31st March, 2000. The unaudited proforma consolidated results are prepared on a combined basis as if the current group structure had been in existence throughout the years ended 31st March, 2001 and 2002.

2. **Principal accounting policies**

The principal accounting policies adopted in the preparation of these annual results are consistent with those adopted in the annual accounts for the year ended 31st March, 2001, except for those changes as a result of adoption of the following Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1st January, 2001:

SSAP 9 (revised)	:	Events after the balance sheet date
SSAP 14 (revised)	:	Leases (effective for periods commencing on or after 1st July 2000)
SSAP 26	:	Segment reporting
SSAP 28	:	Provisions, contingent liabilities and contingent assets
SSAP 29	:	Intangible assets
SSAP 30	:	Business combinations
SSAP 31	:	Impairment of assets
SSAP 32	:	Consolidated financial statements and accounting for investments in subsidiaries

The major changes to the Group's accounting policies and the major effect of adopting these new policies are set out below:

(a) *SSAP 9 (revised) "Events after balance sheet date"*

In accordance with the revised SSAP 9, the Group no longer recognises dividends proposed or declared after the balance sheet date as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparative figures have been restated to conform with the current year's policy.

Opening accumulated losses at 1st April, 2000 have decreased by approximately HK$134 million which is the reversal of the provision for proposed final dividend for year 1999/2000 previously recorded as a liability as at 31st March, 2000 although declared after balance sheet date. Opening accumulated losses at 1st April, 2001 have decreased by approximately HK$990 million which is the reversal of the provision for proposed special interim dividend and final dividend both for 2000/01 previously recorded as liabilities as at 31st March, 2001 although declared after balance sheet date. This adjustment has resulted in a decrease in current liabilities at 31st March, 2001 by approximately HK$990 million (2000: HK$134 million) being provision for proposed dividends that is no longer required.

Changes to headings used in the balance sheet and profit and loss account relating to dividends and profit for the year as previously reported in 2000/01 annual report have also been made to reflect the changes resulting from the application of SSAP 9 (revised).

(b) *SSAP 29 "Intangible assets"*

Effective in December 1997, the Group acquired the entire equity interest in Legend (Beijing) Limited from its controlling shareholder. The intangible assets arising thereon were regarded as trademarks which were valued by an independent valuer on an open market value basis and capitalised in the consolidated balance sheet with no amortisation.

Under the new SSAP 29, the intangible assets should be regarded as goodwill on acquisition and amortised over its estimated useful lives. In view of the fact that DCHL contributed a substantial part of the operating results of the Group since the acquisition of Legend (Beijing) Limited and the rapid changing in computer technology, the Directors consider that it is prudent and appropriate to amortise the goodwill from the date of acquisition (i.e. December 1997) up to the date of announcement of the Spin-off of DCHL in March 2001. The change in accounting policy arising from the adoption of the new SSAP 29 has been applied retrospectively so that the comparatives presented have been restated to conform with the change of accounting policy.

Opening accumulated losses at 1st April, 2000 have increased by approximately HK$1,307 million which is the amount of the adjustment in respect of amortisation of goodwill relating to periods prior to year ended 31st March, 2000. Opening accumulated losses at 1st April, 2001 have increased by approximately HK$1,888 million which is the amount of the adjustment in respect of amortisation of goodwill relating to periods prior to year ended 31st March, 2001. A corresponding decrease in intangible fixed assets by approximately HK$1,888 million has been reflected in the comparative 31st March, 2001 consolidated balance sheet.

This adjustment in respect of amortisation of goodwill has resulted in a decrease in profit for the year ended 31st March, 2001 by approximately HK$581 million.

(c) *SSAP 30 "Business combinations", SSAP 31 "Impairment of assets" and Interpretation 13*

SSAP 31 prescribes procedures to be applied to ensure that assets are carried at not more than their recoverable amounts. The recoverable amount of an asset is defined to be the higher of its net selling price and its value in use. The Group determines the value in use of its assets (including fixed assets, goodwill arising on business combinations accounted for using the purchase method and intangible assets) as the present value of estimated future cash flows together with estimated disposal proceeds at the end of its useful life. The Group is required to assess at each balance sheet

Amortization of goodwill (58
Impairment loss of goodwill (16
Finance income
Finance cost

Contribution to operating profit
Share of losses of associated companies (

Profit before taxation

Taxation

Profit after taxation

Minority interests

Profit attributable to shareholders

3B. **Secondary reporting format –**

Consumer IT business
Corporate IT business
Handheld devices business
Contract manufacturing business
Internet service business
Others
Gains/(losses) on disposal of subsidiaries, associated companie and investment securities
Amortisation of goodwill
Impairment loss of goodwill

4. **Profit from operations**

(a) Turnover
Cost of sales

Gross profit
Other revenue
Gains/(losses) on disposal of sub associated companies and inve

Distribution expenses
Administrative expenses
Other operating expenses
Amortisation of goodwill
Impairment loss of goodwill

Total operating expenses *(see (b)*

Profit from operations

(b) Analysis of total operating exper

Selling expenses
Promotional and advertising exp
Staff costs
Other operating expenses
Amortisation of goodwill
Impairment loss of goodwill

Total operating expenses

5. **Taxation**

(a) Hong Kong profits tax has beer estimated assessable profit for th

(b) The amount of taxation charged t

Hong Kong profits tax
Overseas taxation
Overprovision in prior years
Deferred taxation

Share of taxation attributable to

	(580,877)	-	-	-	(580,877)
ill	(165,640)	-	-	-	(165,640)
					103,214
					(33,516)
rofit					169,184
ed	(6,628)	-	-	-	(6,628)
					162,556
					(19,156)
					143,400
					(29,886)
					113,514

ormat – business segments

	2002		2001 Restated (Note 2)	
	Turnover HK$'000	Contribution to operating profit HK$'000	Turnover HK$'000	Contribution to operating profit HK$'000
	7,400,769	234,335	7,368,059	304,362
	10,077,796	573,077	8,872,653	395,875
s	216,434	(18,906)	117,534	(32,328)
usiness	1,533,864	147,901	1,714,978	177,896
	38,521	(36,818)	106,172	(96,327)
	1,585,870	21,876	9,039,816	167,561
of companies es	-	164,240	-	(1,338)
	-	-	-	(580,877)
ill	-	-	-	(165,640)
	20,853,254	1,085,705	27,219,212	169,184

	2002 HK$'000	2001 Restated (Note 2) HK$'000
	20,853,254	27,219,212
	(18,070,819)	(23,911,174)
	2,782,435	3,308,038
	67,360	103,214
al of subsidiaries, and investment securities	164,240	(1,338)
	3,014,035	3,409,914
	(1,390,571)	(1,565,228)
	(363,851)	(649,376)
s	(162,123)	(246,093)
ll	-	(580,877)
lwill	-	(165,640)
s (see (b))	(1,916,545)	(3,207,214)
	1,097,490	202,700

ng expenses by nature:

	(382,372)	(492,282)
sing expenses	(397,352)	(542,932)
	(674,920)	(835,703)
s	(461,901)	(589,780)
ll	-	(580,877)
will	-	(165,640)
s	(1,916,545)	(3,207,214)

has been provided at the rate of 16% (2001: 16%) on the fit for the year.

harged to the consolidated profit and loss account represents:

	2002 HK$'000	2001 HK$'000
	4,120	11,617
	20,985	6,864
ears	(1,702)	-
	(23)	(173)
	23,380	18,308
table to associated companies	(288)	848
	23,092	19,156

Corporate IT Business

- Legend's corporate IT business sales still managed growth of 13.6%, and gross margins and operating profits also improved.
- In August last year, the Group rolled out a new corporate computer product series, "Kaitian", "Qitian" and "Yangtian".
- In the past year, the Group rolled out a notebook computer that utilises wireless network technology. Legend also launched the first notebook computer equipped with an Intel Pentium 4-M chip in China.
- For the October to December 2001 quarter, Legend's servers ranked, for the first time, amongst the world's top ten best selling servers. March this year saw the Group's successful development of "Sureye Server Intellectual Monitoring Management System". A new "Legend Wanquan" server series based on Intel's powerful and advanced Xeon CPU technology was also rolled out, with the Group being the only Chinese manufacturer of the eight global OEM strategic partners chosen by Intel to promote its Xeon CPUs. Another breakthrough for Legend came in the area of high-end server development with the launch of the iCluster1800 series. Last November also witnessed the Group's signing of a strategic OEM agreement on storage products with IBM, which will lead to the joint development of storage technologies and an expansion of the product market.

Consumer IT Business

- Though China's home PC market was affected by the 2001 downturn, the Group's consumer IT business still recorded slight growth in turnover compared with last year. The Group put greater emphasis on stabilising its gross profit margins. Legend rolled out Pentium 4 home computer products and home PCs bundled with LCD monitors at very competitive prices. This helped boosting sales and maintaining the average selling prices of products. Pentium 4 computers and computers with LCD monitors accounted for 52% and 37% respectively of overall annual home PC sales.
- In November 2001, the Group launched its new generation home PCs, the Home Cyber Port series "Supremia" and "Premia".
- The main emphasis in Legend's channel development was in increasing the number of its "Legend 1+1 Home Specialty Shops". The number of these outlets increased from last year's 260 to the current 570.

IT Service Business

- China users' demand for IT services is increasing rapidly. The potential of the IT service market is huge. With its advantages, Legend extended into the IT service business and had acquired Han International Consulting Company Limited ("Han"), a leading management consultancy and IT service enterprise in China. Han provides management consultancy services on Business Process Reengineering (BPR), Enterprise Resources Planning (ERP), Customer Relationship Management (CRM), Application Service Provider (ASP) and the development and application of core software to large corporate clients.
- The Group set up a joint venture ("JV") with AI Software Company Limited to develop IT services for the insurance industry.

Handheld Devices Business

- Turnover of the Group's own handheld devices surged by 84%.
- During the year, two high-end handheld devices, "Tianji 5000" and "Tianji 3000", were rolled out. Recently, Legend launched "Tianji A68" device incorporating new wireless technologies, and "Tianji XP 100", a multi-media pocket PC. With the launch of these products, Legend's technological image and capability were being enhanced.
- The potential of the mobile handset market is huge. With the merging of data communication with vocal communication technologies, mobile handsets become important tools for accessing Internet. The Group declared its official entry into China's mobile handset market. Legend formed a JV with Xiamen Overseas Chinese Electronic Company Limited ("Xoceco"). The JV is currently capable of manufacturing 500,000 mobile handset units annually, and possesses a good distribution and service network. The Group expects to roll out Legend brand mobile handsets in the second half of 2002.

Internet Service Business

- The Group established a JV with AOL to jointly develop consumer Internet services in China. The JV is currently in the process of developing a series of China-oriented products.

Contract Manufacturing Business

- The sales of Legend's QDI motherboards remaining similar to last year, at 3.4 million units. Over the past year, the Group proceeded to develop contract manufacturing business through a series of cooperative enterprises and JVs, enabling the management to concentrate resources for the development of core businesses.
- Legend set up a JV with Gigabyte Technology Company Limited to jointly develop contract manufacturing business, with China as production base.
- The Group introduced Kingboard Chemical Holdings Limited ("Kingboard") as the major shareholder of Techwise Circuits Company Limited ("Techwise"). The Group sold a 55% equity interest to Kingboard, while maintaining a 30.5% interest in Techwise.

FINANCIAL REVIEW

This review is designed to highlight key financial and operating information relating to the Group's performance during the year ended 31st March, 2002.

Consolidated Financial Results

The Group recorded a profit attributable to shareholders of HK$1,045 million for the year, compared to HK$114 million in 2001 (HK$860 million before prior year adjustments).

On 1st June, 2001 the Group spun off DCHL. The proforma results were prepared as if the spin-off had been completed as at 31st March, 2000. The proforma profit after taxation for the year ended 31st March, 2002 was HK$1,026 million compared with the HK$718 million results for 2001 (before prior year adjustments), representing a 42.9% or HK$308 million increase. Even excluding the effect of interest income and gains on disposal, the EBITDA (proforma) of the Company still recorded a 32% or HK$233 million increase.

Results Summary

	2002 *HK$ million*	2001 *HK$ million*
Profit attributable to shareholders	1,045	114
Profit attributable to shareholders (before prior year adjustments*)	1,045	860
Profit attributable to shareholders (proforma and before prior year adjustments)	1,026	718
EBITDA (proforma and before prior year adjustments)	973	740

* *The prior year adjustments represent amortisation of goodwill (HK$581 million) and impairment of goodwill (HK$166 million) in 2001.*

Total sales recorded a drop of 23% in 2002 compared to 2001. However, once turnover of others (mainly DCHL business) is excluded, turnover represents an increase of 3%.

The consumer IT business was affected by dramatic market changes and subsequent keen competition, and experienced only a moderate growth of 0.4% in turnover. In view of the market slowdown, the Group put greater emphasis on stabilising its gross profit margins, which nevertheless dropped from 11.77% to 10.83%, explaining the decline in the consumer IT business contribution .

The corporate IT business market in China was also not exempted from the 2001 downturn. Growth rates slowed down, yet sales still recorded a growth of 14% and the contribution increased by 45%.

Sales in the handheld devices business surged by 84% to HK$216 million.

The contract manufacturing business recorded a drop in both sales and contribution, mainly due to sale of a 55% equity interest of the PCB business by the Group to Kingboard in January 2002.

Interest Income

Interest income decreased from HK$103 million to HK$67 million, due to the use of certain amount of cash on hand for investment, and a substantial drop in interest rates during the year.

Gain On Disposal

The Group recorded a total disposal gain of HK$164 million in the year.

In January 2002, Legend disposed of 55% of its equity interest in the PCB business to Kingboard, recording a HK$116 million gain.

The remaining income mainly accrued from the joint venture with AOL and the disposal of long-term investment securities.

Operating Expenses

Total operating expenses fell from HK$3,207 million in 2001 to HK$1,917 million in 2002. As the 2002 results only covers two months of expenses of DCHL compared to a full year in 2001, proforma operating expenses of 2002 and 2001, excluding amortisation and impairment of goodwill, are HK$1,805 million and HK$1,857 million respectively. The Group would continue to keep the cost under stringent control and improve its operating efficiencies.

Taxation

The Group's effective tax rate for the year was 2.13% compared to the 2001 figure of 2.11% (excluding prior year adjustment, HK$581 million amortisation of goodwill and HK$166 million impairment of goodwill, which are tax non-deductible items). The Group will continue to adopt the most effective tax planning arrangements.

Capital Expenditure

At year end, fixed assets and construction in progress amounted to HK$891 million

Employees

The total number of employees dropped from 12,070 at the beginning of the year to 7,230 at the end of the year mainly due to the spin-off of Digital China in the first quarter and the disposal of two subsidiaries in the fourth quarter. As a result total staff costs fell from HK$836 million to HK$675 million.

Legend has implemented a remuneration policy, a discretionary bonus program and a share option scheme for employees, in which benefits are determined according to the performance of the Group and individual employees. The Group also provides benefits such as in-house and external training courses, insurance and medical benefits. These policies are reviewed regularly to ensure they remain competitive and appropriate.

FUTURE PROSPECTS

Although the Group's management expects the IT market in China to continue to be affected by external factors in 2002, it is convinced of the market's future potential for development. Over the next few years, Legend will maintain its focus on the China market, along with its development strategy of transformation into an innovative service and technology company. The major strategies of the Group's core businesses to be implemented in the coming year are discussed below.

Corporate IT Business

- The Group has two strategies for its corporate IT business. The first is to develop a comprehensive series of high-end corporate IT products so as to provide high value cutting-edge products. The second involves developing application solutions and services so as to provide total solutions that include products, applications and services.
- In planning product development, Legend will focus on servers, high-end servers and storage devices.
- R&D investment will see the Group emphasising component and system testing technologies, system management software and storage systems, all of which provide unified solutions to corporate users.

Consumer IT Business

- The Group will be strengthening its R&D facilities this year with the aim of developing more home PC product applications, so providing buyers with added value. Another area of its consumer IT business that will benefit from boosted development is digital home product.
- "Legend 1+1 Home Specialty Shops" network will be expanded in the future, with the aim of having 1,000 specialty chain stores around China, selling not simply computers but also a wide variety of IT products and services.

IT Service Business

- Legend expects to focus on the needs of specific industries when it comes to developing its IT service business. Placing weight on areas such as IT consultancy, the development and implementation of applications, systems integration and outsourcing, the Group expects to see a stable development in its range of IT services.
- To speed up expansion of its IT services, the Group expects to cooperate widely with both Chinese and foreign companies, and set up alliances with system integrators, software developers, Internet service providers, and consulting firms.

Handheld Devices Business

- The Group will continue to consolidate its core technologies for handheld devices, with expected heavy investment in wireless products that will create a comprehensive wireless product line and associated applications.
- With the opening of the value chain of the mobile handset industry, Legend will focus on establishing a strong R&D on the technology of the value chain, a powerful brand presence, and a series of effective distribution channels.
- By applying the extensive and successful management experience of its computer operation to the newly acquired mobile handset business, Legend expects to see rapid and dynamic growth. A crucial first step will be to establish Legend brand mobile handsets in the market, a move ready for implementation in the second half of 2002 with the rolling out of several new mobile handsets combining top quality with high-tech features and trend-setting designs.

In conclusion, the Legend management views the challenges that will invariably arise in the coming year as vital stepping stones leading to substantial long-term achievements. With full confidence in Legend's business abilities and the future growth potential of China's IT market, we believe the Group will continue to bring excellent returns to its shareholders and investors.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, the Company repurchased its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as follows:

Aggregate consideration

control and improve its operating efficiencies.

Taxation

The Group's effective tax rate for the year was 2.13% compared to the 2001 figure of 2.11% (excluding prior year adjustment, HK$581 million amortisation of goodwill and HK$166 million impairment of goodwill, which are tax non-deductible items). The Group will continue to adopt the most effective tax planning arrangements.

Capital Expenditure

At year end, fixed assets and construction in progress amounted to HK$891 million compared to last year's HK$918 million, a decrease of HK$27 million or 3%. This decrease arose largely because of the effects of disposing of subsidiaries and fixed assets during the year.

During the year, the Group invested HK$456 million (2001: HK$455 million) in fixed assets and construction in progress. It was mainly used for construction of building and acquisition of office and R&D equipment in the Haiden District of Beijing.

During the year, the Group also invested HK$251 million in FM365.com Limited, a joint venture with AOL set up to develop the Internet service business in China.

Liquidity and Financial Resources

Cash and bank balance and cash flow:

	2002 *HK$ million*	2001 *HK$ million*
Cash generated from/(used in):		
Operating activities	809	771
Returns on investment and servicing of finance	(239)	(147)
Taxation	(22)	(9)
Investing activities	(733)	(790)
Financing activities	(3)	772
Net cash (outflow)/inflow	(188)	597
Effect of foreign exchange rate changes	(4)	(1)
Cash and cash equivalents at the beginning of the year	2,633	2,037
Cash and cash equivalents at the end of the year	2,441	2,633

The Group maintains a very liquid position, with HK$2.4 billion cash on hand at year end. The Group has a steady inflow of cash from its operating activities.

The increase of cash outflow from returns on investment and servicing of finance is due to higher dividends being paid, and less interest income being earned.

Cash used in investing activities included the capital expenditure made for fixed assets and investments during the year, and net off the sale proceeds from the disposal of investments in the year. The sale proceeds arising from the disposal of the PCB equity interest in January 2002 was HK$229 million.

Cash accumulated from financing activities dropped substantially, as new bank loans in 2001 were borrowed by DCHL, which was then spun off in June 2001.

There are no assets held under finance lease as at the year end (2001: nil).

Borrowing Facilities and Capital Resources

Although the Group has consistently maintained a very liquid position, credit facilities have nevertheless been put in place for contingency purposes. As at 31st March, 2002, the Group's total available credit facilities amounted to HK$2,485 million (2001: HK$4,070 million), of which HK$950 million was in trade line, HK$457 million was in short term and revolving money market facilities, and HK$1,078 million was in foreign exchange contracts. Available borrowing facilities dropped compared to 2001 because some of these facilities were granted to DCHL directly upon its spin-off in June 2001. As at 31st March, 2002, the facility drawn down was HK$363 million in trade line and HK$56 million in foreign exchange contracts used.

Contingent Liabilities and Off-Balance Sheet Financial Instruments

The Group uses forward foreign exchange contracts and currency swaps to manage its foreign currency exposure, with the objective of minimizing the impact of exchange rate fluctuation on earnings. Foreign currency exposures are mainly in trade receivables from European business. The Group's policy is to hedge normal trade transactions, with speculation strictly prohibited. As at 31st March, 2002, the Group had total outstanding forward foreign exchange contracts and currency swaps amounting to HK$56 million.

The Group had no other material contingent liabilities as at 31st March, 2002.

achievements. With full confidence in Legend's business abilities and the future growth potential of China's IT market, we believe the Group will continue to bring excellent returns to its shareholders and investors.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, the Company repurchased its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as follows:

Month / Year	Number of shares repurchased	Highest price per share *HK$*	Lowest price per share *HK$*	Aggregate consideration paid (including expenses) *HK$'000*
August 2001	30,882,000	4.225	3.400	122,686
September 2001	19,422,000	3.375	2.575	57,123
December 2001	20,220,000	3.975	3.525	77,083
January 2002	1,702,000	4.050	3.975	6,869

The repurchased shares were subsequently cancelled and accordingly, the issued share capital of the Company was diminished by the nominal value thereof. The premium payable on repurchase was charged against the retained earnings of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

CODE OF BEST PRACTICE

Apart from the fact that non-executive directors are not appointed for a specific term as they are subject to retirement by rotation at annual general meeting in accordance with the Company's articles of association, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") throughout the year.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from 5th July, 2002 to 9th July, 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for proposed final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar, Abacus Share Registrars Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on 4th July, 2002.

FULL DETAILS OF FINANCIAL INFORMATION

A detailed results announcement of the Company containing all the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules will be published on the websites of the Stock Exchange and the Company.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of the Company will be held at Salon 6, Level 3, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong on 9th July, 2002 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited accounts and the reports of the directors and auditors for the year ended 31st March, 2002.
2. To declare a final dividend.
3. To elect directors and to fix their remuneration.
4. To appoint auditors and authorise the directors to fix their remuneration.

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof must be completed and lodged with the Company's share registrar, Abacus Share Registrars Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not less than 48 hours before the time appointed for holding the meeting.

By order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 23rd May, 2002
Website: *www.legendgrp.com*



聯
LE
(根據

二零零一／二零零

財務摘要（備考）

- 營業額增加3%至港幣192.67億元
- 股東應佔溢利為港幣10.26億元
- 每股基本盈利為港幣13.61仙
- 每股全面攤薄盈利為港幣13.55仙
- 建議末期股息為每股港幣3.6仙

經審核綜合業績

聯想集團有限公司（「本公司」）之董事會（「董事會」）謹此欣然宣佈，本公司及其附屬公司（「本集團」）截至二零零二年三月三十一日止年度之經審核綜合業績，以及去年的比較數字如下：

綜合損益表

		實際		備考 (附註1)	
		二零零二年	二零零一年 重列 (附註2)	二零零二年	二零零一年 重列 (附註2)
		(經審核)	(經審核)	(未經審核)	(未經審核)
	附註	港幣千元	港幣千元	港幣千元	港幣千元
營業額	3	20,853,254	27,219,212	19,267,384	18,665,139
除利息、稅項及折舊前經營溢利		1,008,938	970,700	972,580	739,820
折舊費用		(143,048)	(123,359)	(137,980)	(104,964)
商譽攤銷		–	(580,877)	–	(580,877)
商譽減值虧損		–	(165,640)	–	(165,640)
利息收入		67,360	103,214	66,664	139,767
出售附屬公司、聯營公司及投資證券之收益／(虧損)		164,240	(1,338)	164,240	(1,338)
經營溢利	4	1,097,490	202,700	1,065,504	26,768
財務費用		(11,785)	(33,516)	(1,676)	(18,247)
		1,085,705	169,184	1,063,828	8,521
應佔共同控制實體溢利		8,468	–	8,468	–
應佔聯營公司虧損		(12,979)	(6,628)	(12,979)	(6,628)
除稅前溢利		1,081,194	162,556	1,059,317	1,893
稅項	5	(23,092)	(19,156)	(23,092)	(19,156)
除稅後溢利／(虧損)		1,058,102	143,400	1,036,225	(17,263)
少數股東權益		(13,202)	(29,886)	(9,768)	(10,944)
股東應佔溢利／(虧損)		1,044,900	113,514	1,026,457	(28,207)
股息	6	383,897	1,073,212	383,897	264,674
每股盈利／(虧損)	7				
－基本		13.86仙	1.52仙	13.61仙	(0.38)仙

根據第13號註釋條款的規定，
的商譽。已撇銷的商譽不會在
於前期儲備中撇銷並確認的

本集團已對其資產（包括於前
評估。本集團亦追溯前期因收
截至二零零一年三月三十一
元。

(d) 未按附註2(b)及2(c)重列前的
佔溢利約為港幣8.6億元。

3. 營業額、收益及分類資料

3A. 主要呈報方式－按地域分類

	中華人民共和 (「中國」 二零零二 港幣千
損益表	
營業額	19,702,45
分類經營業績	772,68
出售附屬公司、聯營公司及投資證券之收益	164,24
財務收入	
財務費用	
盈利貢獻	
應佔共同控制實體溢利	8,4(
應佔聯營公司虧損	(12,9
除稅前溢利	
稅項	
除稅後溢利	
少數股東權益	
股東應佔溢利	

	中 二零零一 重 (附註 港幣千
損益表	
營業額	25,872,5
分類經營業績	769,9
出售附屬公司之虧損	(1,3
商譽攤銷	(580,8
商譽減值虧損	(165,6
財務收入	
財務費用	
盈利貢獻	
應佔聯營公司虧損	(6,6
除稅前溢利	
稅項	
除稅後溢利	
少數股東權益	

聯想集團有限公司
LEGEND GROUP LIMITED

(根據公司條例於香港註冊成立)

二零零二年度全年業績公佈

款的規定，商譽減損的評核亦適用於前期在儲備中撇銷
商譽不會在實施會計實務準則第30號規定時予以重列。
並確認的商譽減損，須在損益表中列作開支予以確認。

（包括於前期儲備中撇銷的有關商譽）的公平價值進行
前期因收購聯營公司所導致的商譽減損，並將記錄於
月三十一日止年度的淨利予以重列，減少約港幣1.66億

重列前的截至二零零一年三月三十一日止年度的股東應
億元。

地域分類

中華人民共和國（「中國」）二零零二年 港幣千元	亞太區（除中國外）二零零二年 港幣千元	北美洲 二零零二年 港幣千元	歐洲 二零零二年 港幣千元	總額 二零零二年 港幣千元
19,702,459	282,283	104,872	763,640	20,853,254
772,684	30,500	17,833	44,873	865,890
164,240	–	–	–	164,240
				67,360
				(11,785)
				1,085,705
8,468	–	–	–	8,468
(12,979)	–	–	–	(12,979)
				1,081,194
				(23,092)
				1,058,102
				(13,202)
				1,044,900

中國 二零零一年 重列 (附註2) 港幣千元	亞太區（除中國外）二零零一年 重列 (附註2) 港幣千元	北美洲 二零零一年 重列 (附註2) 港幣千元	歐洲 二零零一年 重列 (附註2) 港幣千元	總額 二零零一年 重列 (附註2) 港幣千元
25,872,557	396,827	245,236	704,592	27,219,212
769,915	24,145	36,442	16,839	847,341
(1,338)	–	–	–	(1,338)
(580,877)	–	–	–	(580,877)
(165,640)	–	–	–	(165,640)
				103,214
				(33,516)
				169,184
(6,628)	–	–	–	(6,628)
				162,556
				(19,156)
				143,400
				(29,886)

(c) 海外稅項指按各司法權區適用稅率計算於海外（包括中國）經營之附屬公司之應課稅溢利之稅項開支。

(d) 根據中國稅務機關所發出的批文，本集團於中國的附屬公司享有若干中國稅務優惠。聯想（北京）有限公司於截至二零零三年十二月三十一日止三個年度享有中國所得稅優惠稅率7.5%（截至二零零零年十二月三十一日止三個年度：免稅），而其他於深圳、北京及惠陽之重要中國附屬公司則由二零零一年一月一日起免交中國所得稅兩年至三年及隨後三年獲中國所得稅減半的優惠。

6. 股息

	二零零二年 港幣千元	二零零一年 重列 (附註2) 港幣千元
為分拆神州數碼而派發的特別中期股息	–	808,538
中期股息－每股港幣1.5仙（二零零一年：港幣1.1仙）	112,846	82,942
建議末期股息－每股港幣3.6仙（二零零一年：港幣2.4仙）	271,051	181,732
	383,897	1,073,212

7. 每股盈利

每股基本及攤薄後盈利根據下列數據計算：

	二零零二年	二零零一年 重列 (附註2)
用以計算每股基本及攤薄盈利之溢利	港幣1,044,900,000元	港幣113,514,000元
用以計算每股基本盈利之加權平均股數	7,539,152,694	7,459,949,492
股份潛在攤薄結果	36,580,910	56,414,971
用以計算每股攤薄盈利之加權平均股數	7,575,733,604	7,516,364,463

8. 轉撥往儲備

	二零零二年 港幣千元	二零零一年 港幣千元
轉撥往股份回購儲備	1,806	–

建議末期股息

董事建議向於二零零二年七月九日名列本公司股東名冊之股東派發截至二零零二年三月三十一日止年度末期股息每股港幣3.6仙。待股東於應屆股東週年大會批准後，將於二零零二年八月二十日或之前派付末期股息。

業務回顧

儘管在二零零一／零二財年面對全球IT市場增長放慢，但集團仍保持了健康發展，同時在服務轉型、技術創新、新業務等多方面打下了良好基礎。年內，聯想落實了以客戶為導向的組織結構調整，逐步實現由提供單純硬件產品向提供全面服務的模式轉型。

企業IT業務

- 聯想企業IT業務之銷售額仍獲得13.6%增長，毛利率及經營利潤也獲得改善。

28)	–	–	–	169,184
				(6,628)
				162,556
				(19,156)
				143,400
				(29,886)
				113,514

	零零二年	二零零一年 重列 (附註2)	
額 元	盈利貢獻 港幣千元	營業額 港幣千元	盈利貢獻 港幣千元
9	234,335	7,368,059	304,362
6	573,077	8,872,653	395,875
4	(18,906)	117,534	(32,328)
4	147,901	1,714,978	177,896
1	(36,818)	106,172	(96,327)
0	21,876	9,039,816	167,561
–	164,240	–	(1,338)
–	–	–	(580,877)
–	–	–	(165,640)
4	1,085,705	27,219,212	169,184

	二零零二年 港幣千元	二零零一年 重列 (附註2) 港幣千元
	20,853,254	27,219,212
	(18,070,819)	(23,911,174)
	2,782,435	3,308,038
	67,360	103,214
1)	164,240	(1,338)
	3,014,035	3,409,914
	(1,390,571)	(1,565,228)
	(363,851)	(649,376)
	(162,123)	(246,093)
	–	(580,877)
	–	(165,640)
	(1,916,545)	(3,207,214)
	1,097,490	202,700
析：		
	(382,372)	(492,282)
	(397,352)	(542,932)
	(674,920)	(835,703)
	(461,901)	(589,780)
	–	(580,877)
	–	(165,640)
	(1,916,545)	(3,207,214)

課稅溢利稅率16%（二零零一年：16%）撥備。

包括：

	二零零二年 港幣千元	二零零一年 港幣千元
	4,120	11,617
	20,985	6,864
	(1,702)	–
	(23)	(173)
	23,380	18,308
	(288)	848
	23,092	19,156

儘管在二零零一／零二財年面對全球IT市場增長放慢，但集團仍保持了健康發展，同時在服務轉型、技術創新、新業務等多方面打下了良好基礎。年內，聯想落實了以客戶為導向的組織結構調整，逐步實現由提供單純硬件產品向提供全面服務的模式轉型。

企業IT業務

- 聯想企業IT業務之銷售額仍獲得13.6%增長，毛利率及經營利潤也獲得改善。
- 集團於去年八月更新商用電腦產品系列，推出了「開天」、「啟天」及「揚天」系列商用電腦。
- 在筆記本電腦方面，集團年內推出了具有無線網絡功能的筆記本電腦。此外，聯想於今年三月推出中國首台配置了英特爾P4-M芯片的筆記本電腦。
- 於二零零一年十至十二月季度，聯想服務器首次進入全球服務器市場銷量排名前10名。今年三月，集團成功研發出「萬全慧眼(Sureye)服務器智能監控管理系統」，並於國內推出基於英特爾最新至強(Xeon)CPU技術而開發的新「聯想萬全」服務器系列，成為英特爾在全球8家推進新至強(Xeon)處理器原設備生產商（「OEM」）戰略合作夥伴中唯一的中國廠商。聯想在高性能服務器方面亦取得了突破，推出了 iCluster1800系列。此外，集團於去年十一月與國際商業機器（「IBM」）達成存儲產品的策略性OEM合作協議，共同在中國開拓存儲技術及產品市場。

消費IT業務

- 儘管二零零一年中國家用電腦市場受到衝擊，集團消費IT業務之營業額仍錄得輕微增幅。集團以穩定毛利率為重點，又率先推出了具競爭力的P4電腦及配以液晶顯示器的家用電腦產品，有利地促進了銷售，亦保持了產品平均售價。P4及液晶體電腦分別佔了家用電腦全年銷量的52%及37%。
- 在產品開發方面，集團於去年十一月推出的新一代家用電腦 — 家庭數碼港「天麒」、「天麟」電腦。
- 集團在渠道拓展方面以「聯想1+1專賣店」為重點，專賣店的數目由去年的260家增加到570家。

IT服務業務

- 中國用戶對IT服務的需求正在快速增加，IT服務市場潛力龐大，聯想利用自身優勢將業務擴展至IT服務領域。聯想收購了中國具領先優勢的管理諮詢及IT服務企業漢普國際諮詢有限公司（「漢普」）。漢普主要從事為大型企業客戶提供管理諮詢，包括業務流程重組(BPR)、企業資源計劃(ERP)系統實施、客戶關係管理系統(CRM)、核心軟件產品開發應用及應用服務供應商(ASP)業務發展。
- 聯想與智軟電腦系統開發有限公司成立合資公司，共同發展保險領域IT服務。

手持設備業務

- 集團的手持設備業務營業額激增了84%。
- 年內，推出了高端的手持設備產品－「天璣5000」及「天璣3000」掌上電腦。最近集團推出了融合無線技術的「天璣A68」以及多媒體掌上電腦「天璣XP100」，這些產品的推出，有利地提升了聯想的技術形象及技術實力。
- 中國移動電話市場龐大，數據通訊與語音通訊技術結合使移動電話成為重要的上網工具。集團正式加入中國移動電話市場，與廈門華僑電子股份有限公司組成合資公司。新合資公司具備年產50萬台移動電話的生產能力和分銷及服務網絡，集團預計在二零零二年下半年便可以推出聯想品牌的移動電話。

信息運營業務

- 聯想與AOL成立合資公司，攜手在中國市場發展消費者互動服務。合資公司目前正在開發適合中國市場的產品。

合同製造業務

- 集團的QDI主機板銷量約有340萬塊，與去年相約。集團年內落實以合資、合作方式發展合同製造業務的策略，有助於集團管理層集中資源發展核心業務。
- 集團與技嘉科技股份有限公司達成協議成立合資公司，合資雙方以中國為生產基地，共同發展合同製造業務。
- 至於線路板業務方面，集團引入建滔化工集團（「建滔」）作為科惠線路有限公司（「科惠」）的主要股東，集團向建滔出售科惠55%權益。交易完成後，聯想繼續持有科惠30.5%之股權。

				169,184
(6,628)	–	–	–	(6,628)
				162,556
				(19,156)
				143,400
				(29,886)
				113,514

業務分類

二零零二年 營業額 港幣千元	二零零二年 盈利貢獻 港幣千元	二零零一年 重列 (附註2) 營業額 港幣千元	二零零一年 重列 (附註2) 盈利貢獻 港幣千元
7,400,769	234,335	7,368,059	304,362
10,077,796	573,077	8,872,653	395,875
216,434	(18,906)	117,534	(32,328)
1,533,864	147,901	1,714,978	177,896
38,521	(36,818)	106,172	(96,327)
1,585,870	21,876	9,039,816	167,561
–	164,240	–	(1,338)
–	–	–	(580,877)
–	–	–	(165,640)
20,853,254	1,085,705	27,219,212	169,184

	二零零二年 港幣千元	二零零一年 重列 (附註2) 港幣千元
	20,853,254	27,219,212
	(18,070,819)	(23,911,174)
	2,782,435	3,308,038
	67,360	103,214
營公司 益／(虧損)	164,240	(1,338)
	3,014,035	3,409,914
	(1,390,571)	(1,565,228)
	(363,851)	(649,376)
	(162,123)	(246,093)
	–	(580,877)
	–	(165,640)
b))	(1,916,545)	(3,207,214)
	1,097,490	202,700

營費用分析：

二零零二年	二零零一年
(382,372)	(492,282)
(397,352)	(542,932)
(674,920)	(835,703)
(461,901)	(589,780)
–	(580,877)
–	(165,640)
(1,916,545)	(3,207,214)

手度估計應課稅溢利稅率16%(二零零一年：16%)撥備。

除之稅項包括：

二零零二年 港幣千元	二零零一年 港幣千元
4,120	11,617
20,985	6,864
(1,702)	–
(23)	(173)
23,380	18,308
(288)	848
23,092	19,156

儘管在二零零一／零二財年面對全球IT市場增長放慢，但集團仍保持了健康發展，同時在服務轉型、技術創新、新業務等多方面打下了良好基礎。年內，聯想落實了以客戶為導向的組織結構調整，逐步實現由提供單純硬件產品向提供全面服務的模式轉型。

企業IT業務

- 聯想企業IT業務之銷售額仍獲得13.6%增長，毛利率及經營利潤也獲得改善。
- 集團於去年八月更新商用電腦產品系列，推出了「開天」、「啟天」及「揚天」系列商用電腦。
- 在筆記本電腦方面，集團年內推出了具有無線網絡功能的筆記本電腦。此外，聯想於今年三月推出中國首台配置了英特爾P4-M芯片的筆記本電腦。
- 於二零零一年十至十二月季度，聯想服務器首次進入全球服務器市場銷量排名前10名。今年三月，集團成功研發出「萬全慧眼(Sureye)服務器智能監控管理系統」，並於國內推出基於英特爾最新至強(Xeon)CPU技術而開發的新「聯想萬全」服務器系列，成為英特爾在全球8家推進新至強(Xeon)處理器原設備生產商(「OEM」)戰略合作夥伴中唯一的中國廠商。聯想在高性能服務器方面亦取得了突破，推出了iCluster1800系列。此外，集團於去年十一月與國際商業機器(「IBM」)達成存儲產品的策略性OEM合作協議，共同在中國開拓存儲技術及產品市場。

消費IT業務

- 儘管二零零一年中國家用電腦市場受到衝擊，集團消費IT業務之營業額仍錄得輕微增幅。集團以穩定毛利率為重點，又率先推出了具競爭力的P4電腦及配以液晶顯示器的家用電腦產品，有利地促進了銷售，亦保持了產品平均售價。P4及液晶體電腦分別佔了家用電腦全年銷量的52%及37%。
- 在產品開發方面，集團於去年十一月推出的新一代家用電腦 — 家庭數碼港「天麒」、「天麟」電腦。
- 集團在渠道拓展方面以「聯想1+1專賣店」為重點，專賣店的數目由去年的260家增加到570家。

IT服務業務

- 中國用戶對IT服務的需求正在快速增加，IT服務市場潛力龐大，聯想利用自身優勢將業務擴展至IT服務領域。聯想收購了中國具領先優勢的管理諮詢及IT服務企業漢普國際諮詢有限公司(「漢普」)。漢普主要從事為大型企業客戶提供管理諮詢，包括業務流程重組(BPR)、企業資源計劃(ERP)系統實施、客戶關係管理系統(CRM)、核心軟件產品開發應用及應用服務供應商(ASP)業務發展。
- 聯想與智軟電腦系統開發有限公司成立合資公司，共同發展保險領域IT服務。

手持設備業務

- 集團的手持設備業務營業額激增了84%。
- 年內，推出了高端的手持設備產品－「天璣5000」及「天璣3000」掌上電腦。最近集團推出了融合無線技術的「天璣A68」以及多媒體掌上電腦「天璣XP100」，這些產品的推出，有利地提升了聯想的技術形象及技術實力。
- 中國移動電話市場龐大，數據通訊與語音通訊技術結合使移動電話成為重要的上網工具。集團正式加入中國移動電話市場，與廈門華僑電子股份有限公司組成合資公司。新合資公司具備年產50萬台移動電話的生產能力和分銷及服務網絡，集團預計在二零零二年下半年便可以推出聯想品牌的移動電話。

信息運營業務

- 聯想與AOL成立合資公司，攜手在中國市場發展消費者互動服務。合資公司目前正在開發適合中國市場的產品。

合同製造業務

- 集團的QDI主機板銷量約有340萬塊，與去年相約。集團年內落實以合資、合作方式發展合同製造業務的策略，有助於集團管理層集中資源發展核心業務。
- 集團與技嘉科技股份有限公司達成協議成立合資公司，合資雙方以中國為生產基地，共同發展合同製造業務。
- 至於線路板業務方面，集團引入建滔化工集團(「建滔」)作為科惠線路有限公司(「科惠」)的主要股東，集團向建滔出售科惠55%權益。交易完成後，聯想繼續持有科惠30.5%之股權。

員工

集團年初的員工總數為12,070人，而年結時下降至7,230人，主要由於在第一季度分拆神州數碼，以及在第四季度出售兩家附屬公司。故此，員工總開支亦由港幣8.36億元減少至港幣6.75億元。

聯想因應集團業績及員工個人表現實施酬金政策、酌情花紅制度及購股權計劃，同時亦提供員工福利，如：內部和外部培訓、保險及醫療福利。集團會不時檢討該等政策以確保競爭力及合適。

未來展望

中國IT市場於二零零二年的發展相信仍然會受到外圍因素影響，可是聯想管理層深信中國IT市場的潛力。在未來數年，聯想仍會以中國市場為主，繼續堅定地落實既定發展策略，以服務轉型和技術創新為重點。各項核心業務在未來一年的主要策略分述如下：

企業IT業務

- 未來一年集團企業IT業務一方面向全系列高端企業IT產品發展，提供更高技術、更高增值的產品；另一方面發展重點領域之應用方案及服務，提供包括產品、應用方案及服務在內的全面解決方案。
- 產品方面，聯想將以服務器、高性能服務器、存儲器作為企業IT業務的產品重點。
- 研發投入方面以部件及系統測試技術、系統管理軟件、存儲系統作為主要方向，為企業用戶提供一體化的方案。

消費IT業務

- 集團在未來一年會加強研發，發展更多家用電腦產品的應用，為用戶提供更多的附加價值。此外，數字家庭產品亦會是消費IT業務在二零零二年大力推動的業務。
- 未來集團會繼續擴大「聯想1+1專賣店」網絡至包含1,000家連鎖專賣式店鋪，並進一步豐富其產品線，從單一的電腦銷售向提供多種IT產品及服務的綜合型店轉變。

IT服務業務

- 集團的IT服務業務在新一年內會致力構築企業及行業兩個領域的業務基礎，並以IT諮詢、應用開發及實施、系統集成、外包運營作為重點穩步開拓IT服務。
- 為加快IT服務業務的開展，集團將與中外企業建立廣泛的合作關係，包括與集成商、軟件商、運營服務商、諮詢商等結盟發展。

手持設備業務

- 集團會繼續積累手持設備的核心技術，重點投入和發展無線產品，形成完整的無線產品線及應用方案。
- 由於移動電話產業價值鏈的開放，集團的重點將會是價值鏈中技術研發、品牌運作及分銷渠道等環節。
- 集團將快速啟動移動電話業務，並且引用聯想在電腦業務方面的成功管理經驗在移動電話業務上。集團首要是在市場樹立聯想移動電話的品牌形像，推出數款高質量、高科技及時尚的移動電話，同時擴展銷售渠道。

總括而言，展望未來，集團管理層認為聯想仍然會面對很多挑戰，但是我們對中國市場及聯想的實力充滿信心，並且相信集團將為股東及投資者繼續帶來良好的回報。

購買、出售或贖回本公司之上市證券

年內，本公司於香港聯合交易所有限公司（「聯交所」）購回本公司股份如下：

年份／月份	購回之股數	支付之每股最高價 港幣元	支付之每股最低價 港幣元	支付代價總額（包括費用） 港幣千元
二零零一年八月	30,882,000	4.225	3.400	122,686

財務回顧

此回顧旨在綜述截至二零零二年三月三十一日止年度之集團主要財務數據及
績。

綜合業績

年內，集團錄得股東應佔溢利為港幣10.45億元，而二零零一年則為港幣1.14億
列前為港幣8.6億元）。

集團於二零零一年六月一日分拆神州數碼，而備考除稅後溢利乃假設該分拆已
零零零年三月三十一日完成。截至二零零二年三月三十一日止，備考股東應佔
港幣10.26億元，較二零零一年（重列前）之備考股東應佔溢利港幣7.18億元
42.9%或增加港幣3.08億元。即使不計算利息收入及出售資產之收益，除利息、
折舊及攤銷前經營溢利（備考）仍錄得32%增長或港幣2.33億元的增加。

業績摘要

	二零零二年 港幣百萬元	二零零 港幣百
股東應佔溢利	1,045	
股東應佔溢利（重列前*）	1,045	
股東應佔溢利（備考及重列前）	1,026	
除利息、稅項、折舊及攤銷前經營溢利（備考及重列前）	973	

* 去年重列項目為二零零一年度之商譽攤銷（港幣5.81億元）及商譽減值虧損（港
元）。

於年內，集團營業額較二零零一年下降23%。但在扣除其他業務（主要為神州
務）的營業額後，集團營業額錄得3%之增幅。

消費IT業務受市場劇烈變動及激烈競爭所影響，營業額相較去年只錄得0.4%
增長。面對市場增長放緩，縱使集團著重穩定毛利，但毛利率仍然由11.77%
10.83%，促使消費IT業務貢獻減少。

企業IT業務於二零零一年受到中國市場放緩的影響，儘管如此，企業IT業務之
及盈利貢獻仍錄得14%及45%之增長。

手持設備之營業額大幅上升84%至港幣2.16億元。

合同製造業務之營業額及盈利貢獻均向下調，主要由於集團於二零零二年一
55%線路板業務之權益予建滔。

利息收入

利息收入由港幣1.03億元下降至港幣0.67億元，主要由於部份現金已用作投資
年內利率明顯下降所致。

出售資產之收益

年內，集團錄得港幣1.64億元之出售資產之收益。

於二零零二年一月，聯想出售55%線路板業務之權益予建滔，錄得港幣1.16億
益。

其他出售資產之收益主要來自於與AOL組建合資公司及出售長線投資股票

經營支出

總經營支出由二零零一年的港幣32.07億元下降至二零零二年的港幣19.17億
神州數碼之去年支出全數計算在二零零一年整年度之內，但二零零二年度
首兩個月之費用，故應以備考數據進行比較。撇除上年度的商譽攤銷及商譽
二零零二年及二零零一年的備考經營支出分別為港幣18.05億元及港幣18.57
團將繼續嚴格控制經營成本及提高運作效率。

稅項

集團年內之稅負率為2.13%，去年則為2.11%（由於重列項目的港幣5.81億元
銷及港幣1.66億元之商譽減值虧損屬非扣稅項目，故不包括在內）。集團將

首兩個月之費用，故應以備考數據進行比較。撇除上年度的商譽攤銷及商譽減值後，二零零二年及二零零一年的備考經營支出分別為港幣18.05億元及港幣18.57億元。集團將繼續嚴格控制經營成本及提高運作效率。

稅項

集團年內之稅負率為2.13%，去年則為2.11%（由於重列項目的港幣5.81億元之商譽攤銷及港幣1.66億元之商譽減值虧損屬非扣稅項目，故不包括在內）。集團將繼續採用有效之稅務安排。

資本性開支

於年底，固定資產及在建工程為港幣8.91億元，相較去年之港幣9.18億元，減少了港幣0.27億元或3%。下降原因主要是由於集團在年內出售附屬公司及固定資產所致。

年內，集團共投入港幣4.56億元（二零零一年：港幣4.55億元）於固定資產及在建工程上。主要是用於北京海澱區的樓房建設、辦公設備及研發設備上。

於年內，集團投資了港幣2.51億元於與AOL之合資公司－FM365.com Limited上，以發展中國信息運營業務。

流動資金及財務資源

現金、銀行結餘及現金流量：

	二零零二年 *港幣百萬元*	二零零一年 *港幣百萬元*
現金流入／（用於）：		
營運活動	809	771
投資回報及融資費用	(239)	(147)
稅項	(22)	(9)
投資活動	(733)	(790)
融資活動	(3)	772
淨現金（流出）／流入	(188)	597
匯率變動之影響	(4)	(1)
年初現金及等同現金	2,633	2,037
年終現金及等同現金	2,441	2,633

於年終，集團之資金充裕，現金餘額為港幣24億元。集團從其營運活動中取得穩定之現金流入。

投資回報及融資費用之現金流出增加主要是由於集團派出更高的股息，以及利息收入減少所致。

用於投資活動之現金包括年內固定資產及投資之資本性開支，以及抵銷年內出售投資回收現金後的淨額。集團於二零零二年一月出售線路板55%股權,收回現金為港幣2.29億元。

融資的現金大幅減少，主要是由於神州數碼在二零零一年向銀行提出新借貸，而神州數碼於二零零一年六月分拆。

於年末，集團並無以財務租約持有資產（二零零一年：無）。

借貸及資本資源

儘管集團一直維持充裕現金，但仍要求保持銀行之綜合信用額度以備不時之需。於二零零二年三月三十一日，集團可動用之總信用額度為港幣24.85億元（二零零一年：港幣40.7億元）。當中，港幣9.5億元為貿易信用額度、港幣4.57億元為短期及循環現金透支，而港幣10.78億元則為外匯合約。與二零零一年相比，可動用之額度下降，這是由於神州數碼在二零零一年六月分拆後，部份額度已直接撥給神州數碼。在二零零二年三月三十一日，已動用的貿易信用額度為港幣3.63億元，外匯合約為港幣0.56億元。

或然負債及資產負債表以外之財務工具

集團利用遠期外匯合約及幣種變換規避外匯風險，以減低匯率變動對集團收入所造成之影響。外匯風險主要來自集團歐洲業務之應收賬。集團的政策乃對沖一般貿易活動，嚴禁投機活動。於二零零二年三月三十一日，集團未完成之遠期外匯合約及幣種變換總金額為港幣0.56億元。

集團截至二零零二年三月三十一日止並無重大的或然負債。

下：

年份／月份	購回之股數	支付之每股最高價 *港幣元*	支付之每股最低價 *港幣元*	支付代價總額（包括費用） *港幣千元*
二零零一年八月	30,882,000	4.225	3.400	122,686
二零零一年九月	19,422,000	3.375	2.575	57,123
二零零一年十二月	20,220,000	3.975	3.525	77,083
二零零二年一月	1,702,000	4.050	3.975	6,869

上述購回之股份已經註銷。因此，本公司已發行股本已按所註銷之股份面值減少。購回時支付之溢價已於本公司保留溢利中扣除。

除上述外，本公司或其任何附屬公司並無於年內購買、出售或贖回本公司之任何上市證券。

最佳應用守則

惟非執行董事之任期乃依據本公司組織章程細則之規定須於股東週年大會上輪值告退而無訂明指定任期外，本公司於年度內一直遵守聯交所《證券上市規則》（「上市規則」）附錄14所載之最佳應用守則。

暫停辦理股份過戶登記手續

本公司將由二零零二年七月五日至二零零二年七月九日（包括首尾兩天）暫停辦理股份過戶登記手續。為符合收取建議派發之末期股息之資格，所有填妥之過戶表格連同有關之股票，須於二零零二年七月四日下午四時正前交回本公司之股份過戶登記處雅柏勤證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓，方為有效。

財務資料詳情

載有根據上市規則附錄16第45(1)至45(3)段規定之全部資料之本公司詳細業績公佈將於聯交所及本公司網頁上登載。

股東週年大會通告

茲通告本公司謹訂於二零零二年七月九日上午十時正於香港金鐘道88號太古廣場萬豪酒店3樓宴會廳舉行股東週年大會，以處理下列事項：

1. 省覽截至二零零二年三月三十一日止年度之經審核賬目及董事會報告及核數師報告。

2. 宣派末期股息。

3. 重選董事並釐定其酬金。

4. 重新委聘核數師，並授權董事釐定其酬金。

附註：

1. 凡有權出席上述大會及投票之股東，均有權委任一名或多名代表出席及投票。受委任代表毋須為本公司之股東。

2. 已簽署之代表委任表格及授權書或其他授權文件（如有）或該等授權書或經公證人簽署證明之授權文件副本，最遲須於大會舉行時間四十八小時前送抵本公司之股份過戶登記處雅柏勤證券登記有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。

承董事會命
柳傳志
主席

香港，二零零二年五月二十三日
網址：*www.legendgrp.com*

(2) The Company's annual report 2001-2002; and

(3) The Company's announcement in relation to the 2001/2002 annual results, dated May 23, 2002, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economic Journal and Wen Wei Po, all on May 24, 2002.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Legend Group Limited